SHULMAN
ROGERS
GANDAL
PORDY &
ECKER, P.A.

Writer's Direct Dial Number:
301-230-5208
croberts@srgpc.com

September 30, 2008

RECEIVED
2008 OCT -6 P 1:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

September 2, 2008	Stock Exchange Announcement – Total Voting Rights
September 4, 2008	Stock Exchange Announcement – Director/PDMR Shareholder
September 23, 2008	Stock Exchange Announcement – Notice of Results

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
OCT 08 2008
THOMSON REUTERS

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: Christopher C. Roberts
Christopher C. Roberts

10/7

Enclosures
cc: Adam Smith, Legal Advisor (w/o enc.)
18031915-130.doc
T: 101508

REG-Electrocomponents Total Voting Rights

Released: 02/09/2008
com:20080902:RnsB5488C

RNS Number : 5488C

Electrocomponents PLC

02 September 2008

ELECTROCOMPONENTS PLC ("the Company")

Electrocomponents plc - Voting Rights and Capital

As of 31 August 2008, Electrocomponents plc's capital consists of 435,360,622 ordinary shares, all with voting rights. Electrocomponents plc currently holds no ordinary shares in Treasury.

Therefore, the total number of voting rights in Electrocomponents plc is 435,360,622.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Electrocomponents plc under the FSA's Disclosure and Transparency rules.

IAN HASLEGRAVE

Company Secretary

2 September 2008

This information is provided by RNS

The company news service from the London Stock Exchange

END

TVRBBGDCXUGGGID

REG-Electrocomponents Director/PDMR Shareholding

Released: 04/09/2008

http://pdf.reuters.com/Regnews/regnews.asp?i=43059c3bf0e37541&u=urn:newsml:re
uters.com:20080904:RnsD7564C
RNS Number : 7564C

Electrocomponents PLC

04 September 2008

ELECTROCOMPONENTS PLC ('the Company')

Dealings by Directors/PDMRs

The Company has been notified that the following Director, Mr P Hollingworth, Non Executive Director, acquired on 3 September 2008 10,000 ordinary shares of
10p each in the Company.

The shares were acquired at a price of 180.20p.

Mr Hollingworth now holds 10,000 shares in the Company, which represent less than 0.1% of the Company's issued share capital.

The Company was notified today of this transaction in accordance with FSA Disclosure and Transparency Rule 3.1.2 R.

IAN HASLEGRAVE

Company Secretary

4 September 2008

This information is provided by RNS

The company news service from the London Stock Exchange

END

RDSSSIFELSASESU

REG-Electrocomponents Notice of Results

Released: 23/09/2008

RNS Number : 0929E
Electrocomponents PLC
23 September 2008

ELECTROCOMPONENTS PLC

FORTHCOMING ANNOUNCEMENTS

The Company's next announcement of results will be for the six months ending 30 September 2008 which will be made on Tuesday, 11 November 2008.

Contacts:

Simon Boddie	Group Finance Director	01865 204000
David Allchurch	Tulchan Communications	0207 353 4200
John Sunnucks	Tulchan Communications	0207 353 4200

This information is provided by RNS
The company news service from the London Stock Exchange

END

END